January 25, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D. C. 20549

Attn: Heather Clark

Jean Yu

RE:	LSC Communications, Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2019

Form 10-Q for the Quarter Ended September 30, 2020

File No. 001-37729

Dear Ms. Clark and Ms. Yu:

This letter responds to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 4, 2021 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2019 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2020 (the “Q3 10-Q”). For the Staff’s convenience, we have included the Staff’s original comment prior to each of our responses.

On April 13, 2020, the Company and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) (collectively, the “Chapter 11 Cases”). On December 4, 2020, the Company completed a sale of its assets and certain of its liabilities to a new company owned by Atlas Holdings. The Company has filed a plan of liquidation (the “Liquidation Plan”) with the Bankruptcy Court and it is expected that the Liquidation Plan will be approved and will become effective in early March 2021. Prior to the effectiveness of the Liquidation Plan, the Company does not expect to file any reports with the Commission other than Current Reports on Form 8-K, as appropriate.

Upon effectiveness of the Liquidation Plan, the Company’s common stock will be cancelled and the holders thereof will receive no distributions with respect to the common stock. The Company plans to file a Form 15 to suspend its reporting obligations under the Exchange Act immediately thereafter. The Q-3 10-Q contains explicit disclosures that “the Company’s stockholders will receive nothing in exchange for their common stock upon the Company’s emergence from bankruptcy.”1

[1]	See https://www.sec.gov/ix?doc=/Archives/edgar/data/1669812/000156459020048862/lksd-10q_20200930.htm#ITEM_2 at page 66.

LSC COMMUNICATIONS

lsccom.com | 773.272.9201 | 4102 Winfield Drive, Warrenville IL 60555

Office of Manufacturing Division of Corporation Finance US Securities and Exchange Commission January 25, 2021 Page 2

Form 10-Q for the Quarter Ended September 30, 2020

Financial Statements

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 8, Restructuring, Impairment and Other Charges

Goodwill, page 31

1. We note your response to prior comment 2 that there was no further economic decline and no further decline in the company’s stock price during the third quarter. However, we note that your market capitalization decreased in third quarter 2020 with the decline of your stock price from June 30, 2020 of $0.06 to $0.04 at September 30, 2020. In addition, we note larger losses in the third quarter of 2020 than in the second quarter of 2020 as well as increased negative cash flows. Please explain your consideration of these facts and why these did not result in additional impairment testing as of September 30, 2020.

Company’s Response:

As discussed in the Company’s response dated December 14, 2020 to prior comment 2, as of September 30, 2020 the Company considered the qualitative factors outlined in ASC 350-20-35-3C for each of the two reporting units with goodwill (Office Products and Logistics). The Company’s other reporting units do not have goodwill. As a result of this analysis, the Company concluded that there were no changes needed to the inputs, methodology and assumptions used to perform the test as of September 30, 2020 compared to June 30, 2020. The losses that occurred in the third quarter of 2020 were in line with the losses forecasted and used to perform the quantitative assessments as of June 30, 2020.

Although it is acknowledged that the Company’s share price declined from $0.06 as of June 30, 2020 to $0.04 as of September 30, 2020, the decline in market capitalization did not have an impact on the Office Products or logistics reporting units. The stock price decline of $0.02 per share represented a decline in market capitalization of approximately $0.7 million compared to the aggregate amount of $39 million by which the estimated fair values of the two reporting units exceeded their aggregate carrying values. Specifically, Office Products and logistics estimated fair values exceeded their carrying values by $18 million (8%) and $21 million (44%); respectively. During the third quarter, the Office Products reporting unit reported a profit and its long term forecast was consistent with the amounts used to perform the quantitative assessment in Q2. The logistics reporting unit reported a loss in Q3, however, this had an insignificant impact related to the long-term forecasts used in the quantitative analysis performed in Q2.We note that during this period, the closing stock price fluctuated from a high of $0.07 to a low of $0.03, with a weighted-average closing price of $0.05. Due to the stock’s overall low price, the Company does not consider market capitalization to be a relevant factor in the impairment analysis as of September 30, 2020.

Form 10-K for the Year Ended December 31, 2019

Financial Statements

Notes to Consolidated Financial Statements

Note 2, Significant Accounting Policies

Revenue Recognition, page F-10

Office of Manufacturing Division of Corporation Finance US Securities and Exchange Commission January 25, 2021 Page 3

2. We note your response to prior comment 1. Please tell us whether the revenues associated with such arrangements are material. If so, please expand your revenue footnote to include more robust detail similar to that provided in your response.

Company’s Response:

The amount of revenues associated with each of the arrangements described in the Company’s response dated December 14, 2020 to the Staff’s prior comment was not material, as the revenue recognized at period end from undelivered products represents less than 1% of revenues for the year ended December 31, 2019. Nevertheless, the Company included descriptions of these arrangements in Note 2 to the Consolidated Financial Statements in the Form 10-K in order to provide users with more complete information about the types of revenue arrangements the Company has with its customers. As such, the Company respectfully views the level of disclosure about the Company’s revenue recognition policies as being appropriate relative to the lack of materiality of the related revenues.

***

If any of our responses require further explanation, please do not hesitate to contact me at 312.543.1262 or sue.bettman@lsccom.com.

Sincerely,

/s/ Suzanne S. Bettman

Suzanne Bettman[2]
General Counsel
LSC Communications, Inc.

cc:

Sarah L. Hoxie, Controller, LSC Communications LLC

Robert W. Downes, Sullivan & Cromwell LLP

[2]

On December 4, 2020, the Company completed a sale of its assets and certain of its liabilities to a new company owned by Atlas Holdings (“NewCo”). As a result, Suzanne S. Bettman is the sole officer and employee of the Company during the final wind-down process pending approval of the Liquidation Plan and therefore is responding to the Comment Letter with the help of NewCo employees, consultants and accountants who provide services to the Company pursuant to a Transition Services Agreement.